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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68388

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2019** AND ENDING **12/31/2019**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Concorde Investment Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19500 Victor Parkway, Suite 550

(No. and Street)

Livonia	**Michigan**	**48152**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen Hofer   248-824-6708

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carnaghi & Schwark, PLLC

(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway	**Roseville**	**MI**	**48066**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Kathleen Hofer_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Concorde Investment Services, LLC_____, as of_____December 31_____, 20 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

_____



NICOLE R WOOLSON
Notary Public - State of Michigan
County of Livingston
My Commission Expires Oct 29, 2022
Acting in the County of _Oakland_

Kathleen A. Hofer
Signature

CFO
Title

Nicole R. Woolson
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONCORDE INVESTMENT SERVICES, LLC

FINANCIAL STATEMENTS AND
SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2019

CONCORDE INVESTMENT SERVICES, LLC

Financial Statements
and Supplementary Information

December 31, 2019

TABLE OF CONTENTS

Carnaghi & Schwark, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

UPTON PROFESSIONAL BUILDING

30435 GROESBECK HIGHWAY

ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member of Concorde Investment Services, LLC
Livonia, Michigan

Opinion on the Financial Statements

We have audited the accompanying financial statements of Concorde Investment Services, LLC, which comprise the balance sheet as of December 31, 2019 and the related statements of income, member's equity and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Concorde Investment Services, LLC as of December 31, 2019 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Concorde Investment Services, LLC's management. Our responsibility is to express an opinion on Concorde Investment Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Concorde Investment Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information contained on pages 13 to 15 has been subjected to audit procedures performed in conjunction with the audit of Concorde Investment Services, LLC's financial statements. The supplemental information is the responsibility of Concorde Investment Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

We have served as Concorde Investment Services, LLC's auditor since 2010.
Roseville, Michigan
February 28, 2020

CONCORDE INVESTMENT SERVICES, LLC

BALANCE SHEET
DECEMBER 31, 2019

ASSETS

Cash	$	4,799,010
Accounts receivable:		
Brokers, dealers and clearing organizations		1,451,413
Deposit - clearing organizations		75,012
Parent company		—
Related party		13,775
Other		93,019
Prepaid expenses		897,906
TOTAL ASSETS	$	7,330,135

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	48,713
Accrued commissions		1,466,302
Other accrued expenses		896,167
Amount due to parent company		618,694
Amount due to related party		1,195
Deferred fees		203,048
Total Liabilities		3,234,119

MEMBER'S EQUITY

Member's equity		4,096,016
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	7,330,135

See accompanying notes.

CONCORDE INVESTMENT SERVICES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

Revenue:	
Commissions – Alternative investments .... $	19,903,854
Commissions – Variable annuities	3,385,609
Commissions – Mutual funds	724,744
Commissions – Clearing firm	578,305
Commissions – Variable universal life insurance	155,549
Commissions – 529 plans	98,773
Due diligence fees	4,288,493
Clearing firm revenue	497,985
Other revenue	68,521
Interest & miscellaneous	39,587
Total revenue	29,741,420
Commissions and clearing charges:	
Commissions paid	22,566,343
Clearing charges	148,648
Total commissions and clearing charges	22,714,991
Gross profit from operations	7,026,429
Sales, general and administrative expenses	5,058,860
Income before provision for income taxes	1,967,569
Provision for taxes:	
Federal income tax	350,170
State taxes	10,000
Total provision for taxes	360,170
NET INCOME	$ 1,607,399

See accompanying notes.

 *CONCORDE INVESTMENT SERVICES, LLC*

STATEMENT OF MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

	Member's Equity
Balance at January 1, 2019	$ 2,488,617
Net income	1,607,399
Distributions to member	—
Balance at December 31, 2019	$ 4,096,016

See accompanying notes.

CONCORDE INVESTMENT SERVICES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	1,607,399
Adjustment to reconcile net income to net cash provided by operating activities: Changes in:		
Receivables	(	979,582)
Prepaid expenses	(	386,955)
Accounts payable and accrued expenses		2,005,677
Deferred fees		54,534
Total adjustments		693,674
Net cash provided by operating activities		2,301,073

CASH FLOWS FROM FINANCING ACTIVITIES

Distributions to member		—
Net cash used in financing activities		—
NET INCREASE IN CASH		2,301,073
Cash and cash equivalents – Beginning of year		2,497,937
Cash and cash equivalents – End of year	$	4,799,010

See accompanying notes.

NOTE 1 – ORGANIZATION

Concorde Investment Services, LLC (the "Company") is a securities broker-dealer organized as a limited liability company. The Company received its articles of organization from the State of Michigan in July 2009 and registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) in August 2010.

The Company is a wholly owned subsidiary of Concorde Holdings, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenue is recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenue associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income. Also see Note 7.

The Company provides transaction related services to its customers. Securities transactions and the related commission revenue and expenses are recorded on a trade date basis. Revenue as disaggregated by source is presented in the accompanying statement of operations.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Federal Income Taxes

The Company files a consolidated income tax return with its parent company and subsidiaries. The provision for Federal income taxes for the year ended December 31, 2019 is based on a separate return filing.

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination. With few exceptions, the Company is no longer subject to U.S. Federal income tax examinations for years before 2016 or state income tax examinations for years before 2015.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through February 28, 2020 which is the same date the financial statements were available to be issued.

NOTE 3 – TRANSACTIONS WITH PARENT COMPANY

The parent company, Concorde Holdings, Inc., provides furniture and fixtures, personnel, general administrative and consulting services to the Company in connection with the Company's business. Reimbursement of these expenses is based on an itemized schedule of amounts paid.

For the year ended December 31, 2019 charges for the services provided by Concorde Holdings, Inc. approximated $18,000, and are included in sales, general and administrative expenses in the accompanying statement of operations.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2018, the Company's net capital totaled $1,926,918 which was $1,711,310 in excess of its required net capital of $215,608. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 1.68 to 1.

NOTE 5 – LEASE COMMITMENTS

The Company shares its office space with its parent company and related entities under an expense sharing agreement. The operating leases for the consolidated group expire in December 2020. The remaining future minimum lease payments for the Company are as follows:

Year Ended December 31	Amount
2020	$ 145,000

The operating lease includes common area maintenance, property taxes and utilities.

For the year ended December 31, 2019 rent expenses pursuant to these leases approximated $160,000 and is included in sales, general and administrative expenses in the accompanying statement of operations.

NOTE 6 – CONTINGENCIES

At December 31, 2019, the Company was involved in various pending arbitration proceedings with the Financial Industry Regulatory Authority (FINRA) regarding claims by individuals for investment decisions made on their behalf by former registered representatives of the Company. The disposition of these matters, in the opinion of management, will not have a material adverse effect on the Company's financial position.

During 2019, the Company entered into settlement agreements with individuals regarding various investment claims against the Company and its former registered representatives. The settlements approximated $417,000 and are included in sales, general and administrative expenses in the Statement of Operations.

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – ACCOUNTING PRONOUNCEMENTS

During May 2014 the FASB issued "Accounting Standards Update" (ASU) 2014-09, "Revenue from Contracts with Customers" (Topic 606). ASU 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers in an amount that reflects the expected consideration received in exchange for those goods or services. During August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The aforementioned ASU's are codified as "Accounting Standards Codification" (ASC) Topic 606 "Revenue from Contracts with Customers".

The Company adopted the standard on January 1, 2018. There was no impact to retained earnings as of January 1, 2018, or to revenue for the years ended December 31, 2018 and 2019, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing the new standard.

During February 2016 the FASB issued ASU 2016-02, "Leases" (Topic 842). ASU 2016-02 establishes principles that require a lessee to recognize a lease asset and a lease liability for those leases classified as operating leases under previous accounting principles generally accepted in the United States of America. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. The Company adopted the standard on January 1, 2019. There was no impact to assets, liabilities or retained earnings as of January 1, 2019, or to revenue for the year ended December 31, 2019, as the Company's recognition of leases did not change as a result of adopting/implementing Topic 842.

SUPPLEMENTARY INFORMATION

CONCORDE INVESTMENT SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Total ownership equity	$ 4,096,016
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	4,096,016
Add:	
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
b. Other deductions or allowable credits	-
Total capital and allowable subordinated liabilities	
Deduction and/or charges:	
a. Total non-allowable assets from Statement of Financial Condition	2,169,098
b. Other deductions and/or charges	-
Other additions and/or allowable credits	-
Net capital before haircuts on securities positions	1,926,918
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	-
Net capital	1,926,918
Net capital requirement	215,608
Excess net capital	$ 1,711,310

CONCORDE INVESTMENT SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$ 3,234,119
Percentage of aggregate indebtedness to net capital	168%

Reconciliation with Company's Computation

There is no material difference between the computation of net capital as reported in Concorde Investment Services, LLC Part II amended (Unaudited) FOCUS report dated December 31, 2019 and the above calculations.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3

Concorde Investment Services, LLC is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".

Carnaghi & Schwark, PLLC

CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

INDEPENDENT ACCOUNTANT'S AGREED UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Member of Concorde Investment Services, LLC
Livonia, Michigan

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Concorde Investment Services, LLC and the SIPC, solely to assist you and SIPC in evaluating Concorde Investment Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Concorde Investment Services, LLC's management is responsible for its form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019. noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied (if applicable) to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Concorde Investment Services, LLC's compliance with the applicable instructions of the Form SIPC-7for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Concorde Investment Services, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 28, 2020

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5.

```
10*10*******1967********************MIXED AADC 220
68388   FINRA   DEC
CONCORDE INVESTMENT SERVICES LLC
19500 VICTOR PKWY STE 550
LIVONIA, MI 48152-7009
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A   General Assessment (item 2e from page 2) $ __36,752__

   B.   Less payment made with SIPC-6 filed (**exclude interest**)   (__13,148__)

      __7/30/2019__
      Date Paid

   C.   Less prior overpayment applied   (_____)

   D   Assessment balance due or (overpayment)   _____

   E.   Interest computed on late payment (see instruction E) for___ __ days at 20% per annum   _____

   F.   Total assessment balance and interest due (or overpayment carried forward) $_____

   G.   **PAYMENT: √ the box**
      Check mailed to P.O. Box ☐   Funds Wired ☒   ACH ☐
      Total (must be same as F above) $ __23,604__

   H.   Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CONCORDE INVESTMENT SERVICES, LLC
(Name of Corporation, Partnership or other organization)

Kathleen A. Hofer
(Authorized Signature)

Dated the __21__ day of __Feb__, 20 __20__

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _29,741,420_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _5,079,783_

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _148,648_

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _11,870_

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5. Code 3960). $ _____

Enter the greater of line (i) or (ii)

Total deductions   _5,240,301_

2d. SIPC Net Operating Revenues $ _24,501,119_

2e. General Assessment @ .0015 $ _36,752_

(to page 1, line 2.A.)

2

Carnaghi & Schwark, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

UPTON PROFESSIONAL BUILDING

30435 GROESBECK HIGHWAY

ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member of Concorde Investment Services, LLC
Livonia, Michigan

We have reviewed management's statements, included in the accompanying Exemption Report, in which Concorde Investment Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Concorde Investment Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (exemption provisions) and Concorde Investment Services, LLC stated that they met the identified exemption provisions for the year ended December 31, 2019 without exception. Concorde Investment Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Concorde Investment Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 28, 2020

Concorde Investment Services, LLC
Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5,
Subsection 240.17a-5(d)(1) and (4) of the U.S. Securities and Exchange Commission
December 31, 2019

Concorde Investment Services, LLC Exemption Report

The following statements are made to the best knowledge and belief of Kathleen Hofer as chief financial officer of Concorde Investment Services, LLC:

I, Kathleen Hofer, as the chief financial officer of Concorde Investment Services, LLC, (the Company) am responsible for complying with 17 C.F.R. Section 240.17a-5, ("Reports to be made by certain brokers and dealers") and complying with 17 C.F.R. Section 240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. Section 240.17a-5 and the exemption provisions.

Based on this evaluation, I assert the following:

I identified the provisions of 17 C.F.R. Section 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(2)(ii) all customer transactions cleared through another broker-dealer on a fully disclosed basis.

The Company met the identified exemption provisions for the fiscal year ended December 31, 2019 without exception.

I, Kathleen Hofer, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.



Signature	Title

2/26/2020
Date